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Tracy Kimmel Direct Dial: 212/556-2294 tkimmel@kslaw.com

May 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, D.C. 20549

Attention:	Peggy Fisher Assistant Director
Alan Morris
Re:	ev3 Inc. Registration Statement on Form S-1 filed April 5, 2005 File No. 333-123851

Ladies and Gentlemen:

        On behalf of ev3 Inc. (the "Company"), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") the following:

  •
  Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 (File No. 333-123851) (the "Registration Statement"), together with the exhibits thereto; and

  •
  Amendment No. 1, without exhibits, marked to show changes from the Registration Statement on Form S-1 filed on April 5, 2005 (the "Original Registration Statement").

        We are responding to the Staff's comments contained in its letter dated April 29, 2005. For your convenience, this letter sets forth in italics each of the Staff's comments before each response.

Form S-1

Prospectus Summary—Page 1

1.    Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we will have additional comments after you include this and other missing information.

        Response:    The Company confirms that any preliminary prospectus that is circulated to potential investors will contain all non-Rule 430A information, including a range of estimated initial public offering prices and related information.

2.    Revise the third paragraph of the prospectus summary and elsewhere throughout the filing to accurately reflect the history of the registrant. We note footnote 2 on page F-9. Quantify the roles of Warburg Pincus and The Vertical Group, Inc., and their current and previous equity and other interests in the registrant. Also explain in more detail the registrant's relationship with MTI and the extent to which the registrant's revenues are attributable to MTI operations.

        Response:    The disclosure in the prospectus summary on pages 1-2 of Amendment No. 1 has been revised as requested. See also pages 47-48 and 73. With respect to the interests of Warburg Pincus LLC and certain of its affiliates ("Warburg Pincus") and The Vertical Group, L.P. and certain of its affiliates ("The Vertical Group"), the disclosure in the prospectus summary under "Our Principal Stockholders" on pages 7-8 of Amendment No. 1 has been revised to quantify these interests. See also pages 127-128 of Amendment No. 1.

3.    Please define technical terms in the summary when they are first used, including:

  •
  Embolic protection

  •
  Thrombectomy

  •
  Balloon angioplasty

  •
  Liquid embolics

  •
  PLAATO

  •
  Atrial fibrillation

  •
  Aneurysm

        Response:    The disclosure in Amendment No. 1 has been revised as requested. See pages 2-4 and 14.

4.    Provide supplemental support for all industry and market statistics.

        Response:    We have attached in Annex A hereto the supplemental support requested. In each case, we have circled and numbered the relevant industry or market statistic contained in Amendment No. 1 and have attached the supplemental support for such statistic behind the corresponding tab.

Corporate Reorganization—Page 3

5.    Due to the blanks in this discussion and the reverse split discussion, we will defer or comments on this section until the disclosure is complete. Ensure that the discussion clearly states the value of what Warburg Pincus and The Vertical Group are giving up and what they are getting in each of these transactions.

        Response:    The shares of common stock of Micro Therapeutics, Inc. ("MTI") and demand notes will be exchanged for common membership units of ev3 LLC and shares of common stock of the Company, respectively. The disclosure on pages 5-6 and 127-128 of Amendment No. 1 has been revised to indicate that the exchanges are intended to result in Warburg Pincus and The Vertical Group receiving common membership units and common stock of equal value to the securities being contributed by them.

6.    Explain the business reasons for this series of transactions.

        Response:    The disclosure on pages 4 and 127 of Amendment No. 1 has been revised as requested.

Merger with ev3 LLC—Page 3

7.    Disclose how many unit holders there are in ev3 LLC, identify the major holders, and quantify the extent of their ownership interest.

        Response:    The disclosure on pages 5 and 128 of Amendment No. 1 has been revised as requested.

Our Structure—Page 5

8.    In the second chart, identify the major shareholders of ev3 Inc., and quantify their ownership interest after the reorganization transactions are completed.

        Response:    The disclosure on page 7 of Amendment No. 1 has been revised as requested.

Risk Factors

9.    Expand the first risk factor to quantify your members' deficit to date.

        Response:    The disclosure on page 13 of Amendment No. 1 has been revised as requested.

If third parties claim that we infringe…—Page 11

10.    Discuss under a separate caption the instances where you have been notified by other parties about potential infringement claims, beginning in the middle of page 12.

        Response:    The disclosure on pages 14-15 of Amendment No. 1 has been revised as requested.

We may experience conflicts of interest…—Page 16

11.    Expand the first paragraph to clarify that your current board of directors is comprised of seven members, four of which are also members of MTI's board of directors. Identify the four directors.

        Response:    The disclosure on page 18 of Amendment No. 1 has been revised as requested.

Capitalization Table—Page 38

12.    Please remove the cash and cash equivalent caption from this table.

        Response:    The disclosure on page 41 of Amendment No. 1 has been revised as requested.

Management's Discussion—Page 44

Overview—Page 44

13.    Quantify the percentage of the registrant's revenues and net losses that are attributable to MTI.

        Response:    The disclosure on page 47 of Amendment No. 1 has been revised as requested. We note that while MTI makes up a substantial majority of the Company's neurovascular segment, its results are not identical to such segment.

Results of Operations—Page 47

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003—Page 48

14.    Unless insignificant, please expand to quantify the effect of changes in prices on reported revenues. In general, your discussion should separately describe and quantify the effects of price changes and sales volumes on reported revenues.

        Response:    We advise the Staff that the Company's net sales growth to date has been primarily the result of new product introductions and increased volume as a result of sales force expansions and acquisitions. The Company believes that price changes have had an insignificant effect on the Company's net sales.

Liquidity and Capital Resources—Page 53

15.    Please expand the discussion of liquidity and capital resources to address any material acquisitions.

        Response:    The disclosure on pages 59-60 of Amendment No. 1 has been revised as requested.

16.    Please significantly expand your disclosures to discuss your financing arrangements with MII, MTI, Warburg Pincus and The Vertical Group. Your attention is invited to the disclosure requirements of SFAS 57.

        Response:    The disclosure on page 59 of Amendment No. 1 has been revised to discuss in more detail the financing arrangements between ev3 Endovascular, Inc. ("ev3 Endovascular"), the Company's operating subsidiary, and Warburg Pincus and The Vertical Group. We note that the Company has no financing arrangements with Micro Investment, LLC ("MII") or MTI.

MTI Financings and Liquidity—Page 56

17.    The reference to "continuing cash from operations" as a source of liquidity for MTI is unclear in light of disclosure elsewhere that you expect operations to consume cash in 2005. Please revise or advise.

        Response:    We have removed the reference to "continuing cash from operations" on page 64 of Amendment No. 1.

Critical Accounting Policies and Estimates—Page 57

18.    What consideration have you given to disclosing your inter-company transaction policies under this heading?

        Response:    The Company has reviewed its inter-company transaction policies in light of the Staff's comment. The Company notes that all inter-company transactions are eliminated in its combined consolidated financial statements and separate legal entity financial statements are not required in the Company's financial reporting. Further, there is a formal process in place by which all inter-company agreements between ev3 LLC, Micro Investment, LLC and ev3 Endovascular and its subsidiaries, on the one hand, and MTI and its subsidiaries, on the other hand, are reviewed and approved by a special independent committee of the board of directors of MTI, and the compliance under these agreements is reviewed at least annually by this committee. The Company does not believe its inter-company transaction policies require the application of significant judgment by management nor does it believe that any estimates inherent in the policies are subject to a high degree of uncertainty. Consequently, the Company does not believe that these policies rise to the level of a critical accounting policy. In addition, the Company believes that these transactions are appropriately disclosed in "Certain Relationships and Related Party Transactions-Transactions with MTI" on pages 131-134 of Amendment No. 1.

19.    We note that you used a "third party appraisal" to value the in-process research and development acquired in 2002. If you elect to make such a reference, please note that you will be required to identify the appraisal firm under "Experts" and include their consent in your registration statement. We will not object if you wish to indicate (instead) that management considered an appraisal when estimating fair values.

        Response:    The disclosure on page 67 of Amendment No. 1 has been revised to indicate that management considered an appraisal in determining the valuation of in-process research and development.

Peripheral Vascular Market Opportunity Business—Page 69

20.    Please revise to describe the typical applications of your peripheral stents. We note the only application mentioned is the carotid artery. Are your stents approved for other uses?

        Response:    The disclosure on page 78 of Amendment No. 1 has been revised as requested. A summary of the approved uses for the Company's peripheral stents is set forth on page 79 of Amendment No. 1.

Clinical Studies—Page 85

21.    Please explain the term "primary endpoint."

        Response:    The disclosure on page 92 of Amendment No. 1 has been revised as requested.

Government Regulation—Page 90

Other Regions—Page 96

22.    If material to your current or future sales, please describe the regulatory system in Japan.

        Response:    Although not material to the Company's historical net sales to date, the Company anticipates that its sales in Japan will be material to its future net sales. Consequently, the Company has revised the disclosure on pages 103-104 of Amendment No. 1 to include a description of the regulatory system in Japan.

Intellectual Property Rights—Page 100

23.    If material, describe patent expirations.

        Response:    The disclosure on page 109 of Amendment No. 1 has been revised to describe the range of expiration dates of the Company's material patents.

Management—Page 104

24.    Please add the business experience information for Patrick D. Spangler.

        Response:    The disclosure on page 114 of Amendment No. 1 has been revised as requested.

25.    With regard to Mr. Adams, please explain the terms "CAPLA" and "vascular brachy therapy."

        Response:    The disclosure on page 114 of Amendment No. 1 has been revised to remove the reference to "CAPLA" and to explain the term "vascular brachy therapy" as requested.

26.    With regard to Ms. Hines, please disclose her principal occupation during the period April 2000 - January 2002.

        Response:    As disclosed on page 114 of Amendment No. 1, Ms. Hines was a consultant to ev3 LLC from July 2001 to January 2002. Ms. Hines was on a hiatus from the medical device industry between April 2000 and July 2001 in order to pursue other non-employment related interests.

27.    With regard to Mr. Dale Spencer, please disclose his principal occupation during the past five years.

        Response:    During the past five years, Mr. Spencer's principal occupation has been as a private investor. The disclosure on page 116 of Amendment No. 1 has been revised accordingly.

Option Grants in 2004—Page 112

28.    Disclose how the reverse split will affect the number of options outstanding.

        Response:    The disclosure on pages 120-121 of Amendment No. 1 has been revised as requested.

Employment Agreements—Page 113

29.    Please describe the terms of your basic employment agreements, such as salary, bonus, options, term of office, etc., with the named executive officers.

        Response:    The Company has disclosed the material terms of all of its agreements with the named executive officers. See pages 122-124 of Amendment No. 1. The Company does not have any other contractual obligations concerning salary, bonus, options or terms of office with respect to the named executive officers.

Stock Plans—Page 115

Predecessor Plan—Page 115

30.    Revise to clarify how exercise prices of assumed options will be determined.

        Response:    The disclosure on page 125 of Amendment No. 1 has been revised as requested.

2005 Incentive Stock Plan—Page 116

31.    Revise to disclose whether options and rights may be granted at exercise prices less than 100% of market price at date of grant and how exercise prices will be determined.

        Response:    The disclosure on page 126 of Amendment No. 1 has been revised as requested.

32.    State whether options will be qualified under tax rules.

        Response:    The disclosure on page 126 of Amendment No. 1 has been revised as requested.

Certain Relationships and Related Party Transactions—Page 118

Corporate Reorganization—Page 118

33.    Please revise to clarify at what point the reverse split will occur, and the effect thereof on the number of shares of stock the affiliates will own after the offering.

        Response:    The disclosure on pages 4, 6 and 127-128 of Amendment No. 1 has been revised as requested.

34.    When blanks are filled in, we will comment further on this section.

        Response:    The Company intends to complete this information when it files a pre-effective amendment to the Registration Statement setting forth a range of estimated initial public offering prices and the ratio for the reverse stock split.

Principal and Selling Stockholders—Page 126

35.    Identify the persons who have or share voting and/or investment control over the shares held by the entities listed in the table.

        Response:    Upon consummation of the reorganization transactions described in the Registration Statement, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated partnerships, the "Warburg Pincus partnerships"), will be the record owner of the shares of the Company's common stock indicated as beneficially owned by Warburg, Pincus Equity Partners, L.P. in the table set forth in "Principal and Selling Stockholders" on page 136 of Amendment No. 1. Warburg Pincus Partners LLC ("WPP LLC"), a New York limited liability company and a subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the general partner of the Warburg Pincus partnerships. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), serves as manager of the Warburg Pincus partnerships. There are more than 40 individuals (plus two entities) who are partners in WP and more than 50 individuals (plus one entity) who are members of WP LLC. The Company has been advised by representatives of Warburg Pincus that no single partner/member individually exercises voting and/or investment control over the shares of the Company's common stock owned by the Warburg Pincus partnerships.

        Upon consummation of the reorganization transactions described in the Registration Statement, each of Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), and Vertical Fund II, L.P., a Delaware limited partnership ("VFII" and together with VFI, the "Vertical Group partnerships"), will be the record owner of the shares of the Company's common stock indicated as beneficially owned by each of VFI and VFII in the in the table set forth in "Principal and Selling Stockholders" on page 135 of Amendment No. 1. The Vertical Group, L.P., a Delaware limited partnership, is the general partner of the Vertical Group partnerships. There are five individuals who are general partners in The Vertical Group, L.P., and the voting and investment control over the shares of the Company's common stock owned by the Vertical Group partnerships is shared by such five individuals.

        The disclosure on page 136 of Amendment No. 1 has been revised to address the Staff's comment.

Underwriting—Page 137

36.    Tell us about the nature and timing any discussions or arrangements you have had regarding the reserved (directed) shares with any parties for whom the underwriters will reserve shares.

        Who will be eligible to purchase in the reserved share program? How will potential participants be notified of the offering?

        How did you determine the number of shares to reserve?

        Tell us the procedures that will be followed to implement the reserved share program.

        Supplementally provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.

        Response:    Piper Jaffray & Co. ("Piper Jaffray") will handle offers and sales under the directed share program on behalf of the Company. The Company will establish the aggregate number of shares reserved for the directed share program, will specify the potential recipients of the directed shares (which may include employees, officers, directors, other persons associated with the Company, friends and family members and related persons) and will allocate the directed shares among the actual recipients. The Company has not yet determined, or identified to the underwriters, all of the potential recipients of the directed shares. However, the Company stated orally at a general meeting with its employees after the Original Registration Statement was filed that the Company expects that all employees will be offered the right to participate in the directed share program. The Company intends to definitively identify the potential recipients of the directed shares prior to printing preliminary prospectuses in connection with the offering. In connection with the preparation and review of the Registration Statement, the underwriters have had general discussions regarding the directed share program with the directors and officers of the Company who have been involved in preparing and reviewing the Registration Statement during which the underwriters explained the directed share program and answered questions. Except for those general discussions, the underwriters have advised the Company that they are not aware of any other discussions regarding the directed share program with any parties for whom the underwriters may reserve shares.

        The Company has been informed by Piper Jaffray that it will use the following procedures in connection with the directed share program. The Company will provide the names and addresses of the potential recipients to Piper Jaffray. Once the preliminary prospectuses have been printed, Piper Jaffray will send a package containing the directed share program materials (the forms of which set forth in

Annex C hereto) together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include a participation instructions cover letter, an instruction page for document completion, an indication of interest form, an NASD Conduct Rule 2790 questionnaire and supplemental form, and a form for opening a brokerage account with Piper Jaffray. The indication of interest form requests participants to indicate the number of shares, if any, that they wish to purchase. In accordance with Rule 134(d) under the Securities Act, the participation instructions state that no offer to buy the common stock can be accepted and no part of the purchase price can be received until the Registration Statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date; and further that that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), these materials contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the Registration Statement for the shares is declared effective. Participants are also required to complete a further questionnaire to ensure compliance with the NASD's requirements under Conduct Rule 2790. Although an account form is also included in the package sent to potential participants, the instructions specifically emphasize that the potential purchasers should not send payment with the paperwork and that funds are due on the settlement date, which occurs three trading days after the trade date. Therefore, no funds are put in newly established brokerage accounts before the effective date of the offering.

        After the Registration Statement has been declared effective and the price of the shares has been determined, potential participants are contacted to confirm their interest in purchasing the shares they have previously indicated an interest in purchasing or have otherwise been allocated. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the individual will receive by mail a written confirmation of the purchase and a final prospectus.

        The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that Piper Jaffray will use to offer securities to the general public.

Consolidated Financial Statements—Page F-1

General

37.    Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

        Response:    The Company has included unaudited financial information for the three months ended April 4, 2004 and April 3, 2005 in Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

38.    All amendments should contain a currently dated accountant's consent.

        Response:    The Company has filed currently dated consents of PricewaterhouseCoopers LLP and Ernst & Young LLP with Amendment No. 1 and intends to do the same with respect to future amendments to the Registration Statement.

Reports of Independent Registered Accounting Firms—Page F-2

39.    We note your "draft" report for the effect of the contribution of shares held by Warburg, Pincus Equity Partners described in Note 2. Prior to going effective the audit report should be signed and unrestricted. This comment also applies to the auditors' consent.

        Response:    The Company confirms that, prior to requesting acceleration of the Registration Statement, it will file an amendment to the Registration Statement that contains an unrestricted audit report and consent signed by PricewaterhouseCoopers LLP.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition—Page F-12

40.    Please tell us the primary terms of your arrangements with your distributors, including payment, price protection, return, exchange, and other significant terms. We note that sales to distributors are generally recognized at the time of shipment, tell us when this would not be the case. Describe the primary terms of your arrangements with stocking distribution partners and when sales through these individuals are recognized.

        Response:    In markets other than the United States, Canada, Europe and Japan, the Company primarily uses stocking distribution partners to sell its products. The primary terms with the Company's stocking distribution partners are as follows:

  •
  Shipping terms are FOB—shipping point. Title and risk of loss pass to the stocking distributor when the Company delivers goods to the carrier.

  •
  Payment terms range from prepayment to net 60 days, depending upon the market, conditions within the market and the financial strength of the stocking distributor.

  •
  Purchases of products require a purchase order, which confirms the stocking distributors' acceptance of the terms and conditions of sale, and binds them to the terms and conditions of sale as defined in the stocking distributor agreement.

  •
  The Company requires written authorization prior to the return or exchange of products. The Company retains the right to refuse to provide credit for products held over 90 days and products that are damaged.

  •
  Prices are set forth in each distributor agreement and may vary by market. Initial prices are in effect for a minimum of one year and may be changed once annually at the Company's discretion with prior written notice.

        The Company recognizes revenue in accordance with Staff Accounting Bulletin Topic 13, Revenue Recognition, which requires that four basic criteria must be met before sales can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. These criteria are met at the time of shipment when risk of loss and title passes to the distributor. If any of the above criteria are not met, the Company does not recognize revenue.

        Specific examples of circumstances in which the Company has not recognized revenue upon shipment include the following:

  •
  The Company terminated certain of its distribution agreements in 2001 and 2002, and, under the terms of the related termination agreements, agreed to repurchase certain amounts of inventory from the distributors upon the expiration of such agreements. Revenue related to shipments to such distributors of products subject to inventory repurchase commitments were recognized upon the distributors' sale of such inventory to end-users.

  •
  Non-refundable fees received from distributors upon entering into multi-year distribution agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the distribution agreement or the expected period of performance, whichever is longer.

41.    Supplementally clarify whether there are any post-shipment obligations (e.g. training, education) or any additional obligation after revenue is recognized and indicate how this impacts the accounting treatment.

        Response:    As noted above, Staff Accounting Bulletin Topic 13, Revenue Recognition, requires that four basic criteria must be met before sales can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Delivery is considered to be incomplete if uncertainty exists about customer acceptance or if future performance obligations by the seller, i.e. post-shipment obligations, exist.

        The Company's agreements with its distributors include provisions for training and sales and marketing support. Sales and marketing support consists primarily of providing promotional materials and catalogues. When the Company seeks new distributors, it generally requires relevant experience with its target customers and comparable products. When the Company engages a new distributor, training on the technical details and application of the Company's products generally takes place prior to the initial sales order. In addition, the Company works closely with its new distributors prior to regulatory approval and the initial order to develop selling strategies. On an ongoing basis, the Company provides continuing education and training to its distributors as new products or new selling or clinical approaches are introduced. These training sessions are usually held at regional or national sales meetings.

        The Company has concluded that post-shipment activities with its distributors do not preclude revenue recognition for the following reasons. Customer acceptance is not contingent upon the Company's completion of any post-shipment service or activity. The Company's agreements with its distributors do not require the Company to provide services in conjunction with shipment or prior to payment. Orders with distributors are confirmed with a purchase order and do not include post-shipment obligations that would preclude revenue recognition such as installation or other customer-specified acceptance requirements. Therefore, delivery has occurred when an order is shipped to a distributor.

42.    We note that you have an agreement with Invatec to distribute their products in the United States. Supplementally tell how sales of these products are reported in your financial statements. Refer to EITF 99-19 in your response.

        Response:    Based on the terms of the Company's agreement with Invatec and the Company's review of the criteria in EITF 99-19, sales of Invatec products are reported in the Company's financial statements on a gross basis. The Company's conclusion is based upon the following facts and circumstances:

  (1)
  Acts as a principal in the transaction: The Company is responsible for fulfillment, including the acceptability of the products ordered or purchased by the end customer. The Company also bears general inventory risk as it takes title to a product before that product is ordered by a customer. In addition, the Company has reasonable latitude for establishing the exchange price with customers.

  (2)
  Takes title to the products: The Company takes title to the product from Invatec at the point of shipment by Invatec. Upon purchase, the Company bears the risk of and insures for potential loss from that point.

  (3)
  Has risks and rewards of ownership, such as the risk of loss for collections, delivery or returns: The Company is responsible for all selling and distribution activities, including product delivery, returns and collections. Therefore, the Company bears the risk of loss related to collections, delivery and returns.

  (4)
  Acts as an agent or broker with compensation on a commission or fee basis: The Company is paid directly by its customers, the end users of the products. The Company does not receive a fixed dollar amount per customer transaction from Invatec.

43.    We note you introduced four new products from October 1, 2004 to December 31, 2004. In view of your limited history of commercial sales, please tell us how you have developed the requisite historical data on which to base estimates of returns for these new products. Refer to paragraphs 6f and 8 of SFAS 48.

        Response:    As provided in Statement of Financial Accounting Standard No. 48 (SFAS 48), Revenue Recognition When Right of Return Exists, if an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction is recognized at the time of sale only if certain conditions are met. Specifically, paragraph 6.f. requires that the amount of future returns can be reasonably estimated. The ability to make a reasonable estimate of the amount of future returns, as described in paragraph 8 of SFAS 48, depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

  (1)
  the susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;

  (2)
  relatively long periods in which a particular product may be returned;

  (3)
  absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers; and

  (4)
  absence of a large volume of relatively homogeneous transactions.

The four products introduced in the fourth quarter of 2004 consisted of products that extended existing product lines and/or were substantially similar to products which the Company had been selling for multiple years. Additionally, these products were sold through existing sales channels and substantially to existing customers, providing the Company with a significant volume of historical information upon which to base its estimates of returns for these products. Since the introduction of these products, the Company has not seen any change from its historical return rate, which is approximately 3%.

Unit and Stock-Based Compensation—Page F- 14

44.    We note that you are using the minimum value method to estimate the value of your options. This method is appropriate for a nonpublic entity. However, as indicated under Appendix E of SFAS 123, a company that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered to be a public entity. Supplementally discuss the consideration that you have given to this guidance.

        Response:    For option grants prior to April 5, 2005, the date of the Company's initial filing of the Registration Statement with the Commission, the Company has used the minimum value method to estimate the value of its options as it did not meet the definition of a public entity as defined in Appendix E of SFAS 123, Accounting for Stock-Based Compensation. Pursuant to the guidance in paragraph 181 of SFAS 123, subsequent to April 5, 2005, the date the Company became a public entity as defined by SFAS 123, the Company will no longer use the minimum value method. To determine the fair value of options issued subsequent to April 5, 2005, the Company will include an assumption for expected volatility in its Black-Scholes model. The Company is in the process of gathering information in order to estimate its expected volatility. In preparing its estimate of volatility, the Company will consider the volatility of its own stock, should it be successful in its initial public offering, as well as the historical volatility of similar entities following a comparable period in their lives.

Note 5. Business Combinations—Page F- 18

45.    In a supplemental response tell us how you determined the allocation of the excess purchase price between goodwill and intangible assets in the acquisition of Intra Therapeutics and Dendron. Tell us how you determined the amount to allocate to intangibles. Tell us the main purpose of these acquisitions, whether you acquired customer lists and/or relationships, customer backlogs, etc. For reference see EITF 02-17 and SFAS 141.

        Response:    The main purpose of both of the acquisitions of IntraTherapeutics, Inc. ("IntraTherapeutics") and Dendron GmbH ("Dendron") was to expand the product offerings of the Company, primarily in the peripheral and neurovascular markets, through the stents offered by IntraTherapeutics and embolic coils offered by Dendron, respectively.

        The allocations of the excess purchase price between goodwill and intangible assets for the acquisitions of IntraTherapeutics and Dendron were determined by management considering the results of an appraisal. Under the guidance in SFAS 141, as further clarified by EITF 02-17, management considered the following factors for recording intangible assets apart from goodwill:

  (1)
  intangible assets that arise from contractual or other legal rights, regardless of whether they are separable from the entity (the contractual-legal criterion); and

  (2)
  intangible assets that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability (the separability criterion).

        For the IntraTherapeutics acquisition, the Company identified and recorded the following intangible assets:

  (1)
  Developed Technology—the fair value of the developed technology was estimated by management considering an appraisal and recorded on the combined consolidated balance sheet as "Other intangible assets, net." In addition, the amount is disclosed in footnote 5 as "Developed technology" in the table on page F-21 of Amendment No. 1 and in the intangible asset summary schedule on pages F-26 to F-27 of Amendment No. 1.

  (2)
  Customer relationships—the fair value of customer relationships was estimated by management considering an appraisal and recorded on the combined consolidated balance sheet as "Other intangible assets, net." In addition, the amount is disclosed in footnote 5 as "Intangible assets" in the table on page F-21 of Amendment No. 1 and in the intangible asset summary schedule on pages F-26 to F-27 of Amendment No. 1.

        For the Dendron acquisition, the Company identified the following intangible assets:

  (1)
  Developed Technology—the fair value of the developed technology was estimated by management considering an appraisal and recorded on the combined consolidated balance sheet as "Other intangible assets, net." In addition, the amount is disclosed in footnote 5 as "Developed technology" in the table on page F-21 of Amendment No. 1 and in the intangible asset summary schedule on pages F-26 to F-27 of Amendment No. 1.

  (2)
  Customer relationships—the Company determined that the distributor contracts did meet the contractual-legal criterion for recognition as an intangible asset; however, the fair value of these contracts was negligible. In connection with the acquisition of Dendron, the Company terminated substantially all of Dendron's distributors and the related distribution agreements.

46.    In view of the significant IPR&D write-off, your disclosures should be enhanced. Please state the significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, anticipated material changes from historically pricing, margins and expense levels and the risk adjusted discount rate applied to the projects' cash flows. Describe each individually significant project acquired, indicate the degree of completion at the acquisition date and disclose the anticipated cost and time of completion.

        Response:    The disclosure in footnote 5 on pages F-21 to F-23 of Amendment No. 1 has been revised as requested.

Note 7. Inventories—Page F-23

47.    We note that you recorded a reserve for inventory obsolescence "related to acquisitions." Tell us more about this charge and confirm inventory was recorded at fair value at the date of acquisition.

        Response:    In conjunction with the Company's acquisitions, inventory was recorded at fair value at the date of acquisition. The Company acquired certain units deemed to be unsaleable by the seller at the date of acquisition. These inventories were historically carried with reserves by the seller and the Company's analysis confirmed that these units were not saleable. In order to properly reflect the fair value of the unsaleable inventory in the Company's combined consolidated balance sheet, a specific inventory reserve was established to appropriately reduce the standard costs recorded to the estimated fair value at the date of acquisition. The Company did not incur a charge to establish this reserve as the inventory was appropriately recorded at fair value at the date of acquisition.

Note 9. Goodwill and Other Intangible Assets—Page F-24

48.    We note that you recorded impairment charges for goodwill in fiscal 2002 and 2003. Please revise the notes to your financial statements as follows:

  (a)
  Describe the facts and circumstances leading to the goodwill impairment.

  (b)
  Disclose the significant assumptions used to determine the fair value of the associated reporting unit under SFAS 142.

  (c)
  Disclose the number of reporting units used in your assessment of goodwill.

        Response:    The disclosure in footnote 3 on page F-12 of Amendment No. 1 and footnote 9 on pages F-26 to F-27 of Amendment No. 1 has been revised as requested.

Note 10. Investments—Page F-25

49.    We note that you recorded an additional gain of $14,647 related to the achievement of a defined milestone as it relates to the sale of Enteric 2002. Please tell us where this is recorded in your statement of operations. If classified as operating income, tell us why this classification is appropriate.

        Response:    The additional gain of $14,647,000 related to the achievement of a defined milestone as it relates to the sale of Enteric Medical Technologies, Inc. ("Enteric") is reported in the statement of operations in "Gain on sale of investments, net" within the "Other (income) expense" section, which is not part of operating income. As noted on page 56 of Amendment No. 1 in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the gain is offset by an

$11,100,000 loss recorded from other than temporary declines in investments accounted for on a cost basis. The disclosure in footnote 10 on page F-27 of Amendment No. 1 has been revised to clarify this.

Note 12. Notes Payable—Page F-27

50.    Supplementally and in detail show us how the beneficial conversion features were measured. Refer to EITF 98-5 and 00-27. Support your presentation as a component of minority interest on the balance sheet.

        Response:    MTI, the Company's consolidated subsidiary, issued two tranches of convertible notes payable. The facts and circumstances with respect to both tranches are consistent with the facts and circumstances of Case 1(b) of EITF 98-5—Instrument Is Not Convertible at Inception, Fixed Dollar Conversion. Both tranches had fixed conversion terms at issuance; however, both required stockholder approval before a conversion could be effected.

        The first tranche of convertible notes was issued in December 2003 and converted into 6,227,106 shares of MTI common stock. The exchange price included in the note purchase agreement was $2.73 per share. At the time of execution of the note purchase agreement, the market value of MTI common stock was $3.74 per share. The total beneficial conversion feature was $6,289,000 (calculated as $3.74, less $2.73, multiplied by 6,227,106 shares). The amount of beneficial conversion feature related to the parent's participation in the debt issuance, totaling $4,319,000, has been eliminated in consolidation.

        The second tranche of convertible notes was issued in June 2004 and converted into 6,776,613 shares of MTI common stock. The exchange price included in the note purchase agreement was $3.10 per share. At the time of execution of the note purchase agreement, the market value of MTI common stock was $4.45 per share. The total beneficial conversion feature was $9,148,000 (calculated as $4.45, less $3.10, multiplied by 6,776,613 shares). The amount of beneficial conversion feature related to the parent's participation in the debt issuance, totaling $4,355,000, has been eliminated in consolidation.

        As disclosed in footnote 12 on page F-29 of Amendment No. 1, the beneficial conversion feature related to a financing transaction of MTI and did not involve equity instruments of the Company. The participation by the minority stockholders of MTI in the financing gives rise to an increase in the minority interest in the subsidiary, thereby increasing the minority interest component in the combined consolidated balance sheet.

        Because the beneficial conversion feature is related to the minority interests' participation in the financing, it is allocated to the minority interest in the combined consolidated balance sheet. The parent also participated in the financing transaction but, as noted above, the notes are eliminated in consolidation and thus there is no beneficial conversion impact in the parent's statement of equity.

Note 13. Members' Equity and Redeemable Convertible Preferred Membership Units—Page F-27

Redeemable Convertible Preferred Membership Units—Page F-27

51.    We note that the preference shares are convertible to common units only if the initial public offering aggregate proceeds raise at least $100 million with proceeds to the company of at least $40 million. If your offering range does not raise at least $100 million, the pro forma adjustment will not be accurate. Please advise.

        Response:    As described in "Certain Relationships and Related Party Transactions-Corporate Reorganization-Merger with ev3 LLC" on pages 127-128 of Amendment No. 1, pursuant to a merger agreement dated as of April 4, 2005, ev3 LLC will merge with and into ev3 Inc. immediately prior to the consummation of the initial public offering. In connection with this merger, each preferred unit will be converted into the right to receive one share of common stock of ev3 Inc. without regard to the size of an initial public offering as long as the offering is completed by September 30, 2005. As a result, the size of the offering will not impact the conversion of the preferred membership units. The disclosure in footnote 13 on page F-30 of Amendment No. 1 has been revised to clarify this.

52.    Revise to disclose the liquidation preference of preference membership units on the face of the balance sheet as required by SFAS 129, paragraph 6 and Rule 4-08 (d) of Regulation S-X.

        Response:    Pursuant to the disclosure requirements detailed in Statement of Financial Accounting Standard No. 129 (SFAS 129), Disclosure of Information about Capital Structure, and in Rule 4-08(d) of Regulation S-X, an entity that issues preferred stock that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares shall disclose the liquidation preference of the stock (the relationship between the preference in liquidation and the par or stated value of the shares). That disclosure shall be made in the equity section of the statement of financial position in the aggregate, either parenthetically or "in short," rather than on a per-share basis or through disclosure in the footnotes. The Company has revised its combined consolidated balance sheets to appropriately disclose the liquidation preference of its issued and outstanding Class A and B preferred membership units. See page F-5 of Amendment No. 1.

Note 14. Equity Based Compensation Plans—Page F-29

53.    Supplementally tell us how you accounted for the options granted with an exercise price below market value during fiscal year 2004.

        Response:    Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 and selected the modified prospective method of adoption described in Statement of Financial Accounting Standard No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure. As a result of adopting SFAS 123, the fair value of all options granted, including any options granted below market value, are estimated using the minimum value method and the resulting compensation expense was recorded in the financial statements over the service period for the years ended December 31, 2003 and 2004.

54.    Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants by the company or principal stockholder since January 2004 through the date of your response. Include the following information for each issuance or grant date:

  a.
  Number of shares issued or issuable in the grant

  b.
  Purchase price or exercise price per share

  c.
  Any restriction or vesting terms

  d.
  Management's fair value per share estimate

  e.
  How management determined the fair value estimate

  f.
  Identity of the recipient and relationship to the company

  g.
  Nature and terms of any concurrent transactions with the recipient

  h.
  Amount of any recorded compensation element and accounting literature relied upon

        In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

        Response:    Set forth below is a chronological schedule summarizing the issuance of options as authorized and granted by ev3 LLC's Board of Managers from January 1, 2004 through the date of this letter. There have been no other issuances of ev3 LLC's ordinary units, unit options or warrants by ev3 LLC or its principal stockholder during this time period. In addition, Annex B hereto sets forth a list of options granted summarized by the recipients' relationship to the Company as requested by the Staff. The information set forth in this response and in Annex B has not been adjusted for the proposed reorganization transactions and reverse stock split described in the Registration Statement.

        The following response also presents management's process for determining the fair value per common unit and how that value correlates to management's estimate of the preliminary initial public offering range. The Company used 90% of the midpoint of this preliminary initial public offering range to estimate the fair market value at December 31, 2004. Based on this, the Company estimated the fair market value of the common units to be $2.10 at December 31, 2004.

Date	Number of Options	Exercise Price per LLC Unit (1)	Fair Value Estimate per LLC Unit (2)	Fair Value of LLC Option Grants (3)
2004
January	150,000	$1.47	$0.54	$10,372
March	236,426	1.47	0.67	—
May	396,660	1.47	0.83	17,349
July	1,052,250	1.47	1.29	69,037
September	477,500	1.47	1.44	93,396
October	25,000	1.47	1.75	12,625
December	429,500	1.47	2.10	373,745
2005
January	2,483,000	1.47	2.10	2,175,629
February	165,000	1.47	2.10	144,575
March	450,000	1.47	2.10	394,294
April	290,000	2.10	2.10	Note 3

(1)
"Exercise Price" refers to the exercise price of the option as set by the Board of Managers on the date of grant.

(2)
The Company has estimated the fair market value of the common units considering third party valuations as of December 31, 2003 and 2004 provided by Navigant Consulting ("Navigant") and estimates management derived from preliminary indicative offering ranges provided to management in January 2005 in connection with the Company's selection of underwriters for its initial public offering. The Company has estimated the deemed fair value of its common units between those dates. The amount set forth in this column represents the deemed fair value of its common units on each grant date.

(3)
Represents the amount of compensation expense the Company will record in its financial statements over the service/vesting period under SFAS 123 as calculated using the minimum value method for employee grants prior to April 5, 2005 and the Black-Scholes method for non-employee grants. Subsequent to April 5, 2005, the Company will use the Black-Scholes model and include an assumption for expected volatility in its calculation of the fair value of options. The Company is in the process of gathering information in order to estimate its expected volatility.

Background

        Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 and selected the modified prospective method of adoption described in Statement of Financial Accounting Standard No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure. As a result of adopting SFAS 123, the fair value of all options granted are estimated using the minimum value method and the resulting compensation expense is being recorded in the financial statements over the service period for the years ended December 31, 2003 and 2004.

        In response to the Staff's comment, the Company respectfully submits the following analysis of movements in the deemed fair value of the common units from January 1, 2004 through May 1, 2005.

Deemed Fair Value Analysis

        From January 1, 2004 through May 1, 2005, no open market valuation of the ev3 LLC's units was available because such units were not publicly traded. The Company estimated the fair market value of the common units as follows:

Date	Estimated Fair Value per Common Unit
December 31, 2003	$0.42	A
December 31, 2004	$2.10	B
May 1, 2005	$2.10	C
A—
In estimating the fair market value of the common units at December 31, 2003, the Company considered an independent valuation from Navigant as of December 31, 2003, which was obtained to provide objective evidence of the fair market value of the common units to assist in valuing the unit options.

  In preparing its valuation reports, Navigant consulted with Company's management to develop an understanding of the Company's business. In addition, for the valuation as of December 31, 2003, Navigant reviewed the Company's historical and projected financial information (as it existed at each of the valuation dates) as well as the Company's existing capital structure, and used two traditional approaches to estimate the deemed fair value of the common units: the income (or discounted cash flow) approach and the market approach.

  Considering the business entity valuation and the fair value analysis of the common units provided by Navigant, the Company estimated the fair market value for the common units at December 31, 2003 to be $0.42 per common unit.

B—
In estimating the fair market value of the common units at December 31, 2004, the Company considered the indicative offering range of $500 million to $575 million obtained in connection with the selection of underwriters for the Company's initial public offering. This range was subject to, among other things, market and Company-specific conditions, including the Company's financial condition at the time of the initial public offering. The Company initiated discussions with investment bankers in the last half of December 2004 and selected the lead underwriter in the first week of January 2005. The Company used the midpoint of the range, as the enterprise value at December 31, 2004, which resulted in an equity value per share of $2.33 per common unit. The Company estimated the fair market value of the common units to be $2.10 at December 31, 2004, considering the following factors and assumptions:

•
capital structure consistent with proposed deal structure;

•
enterprise value of $537.5 million (midpoint of the preliminary range); and

•
appraisal of the common units, using an assumption of $537.5 million business enterprise value, performed by an independent valuation firm.

  The analysis of the common unit value performed by the Company provided a detailed analysis of factors that would affect the fair value of the common units as of December 31, 2004 as compared to December 31, 2003. In connection with this analysis, two factors significantly affect the value of the common units:

  •
  Liquidation preference of the preferred units—as part of the deal structure for the proposed initial public offering, the Company's preferred unit holders will exchange their preferred units for common units on a 1:1 basis and the liquidation rights associated with the preferred units will be eliminated. The preferred unit holders give up a significant value in connection with the forced conversion. The value assigned to the preferred units in calculation of the common unit fair value is the Company's estimated initial public offering price of $2.33 per unit and no additional value was assigned to the liquidation preference.

  •
  Lack of Marketability Discount—the Company applied a discount for lack of marketability of 10%, which reflects the fact that the Company believes it will complete a public offering in the near term.

  The Company believes that this is a valid process to derive a deemed fair value as of December 31, 2004. As a result of this analysis, the Company believes that the fair value for its common units at December 31, 2004 was $2.10 per unit.

2004 Fair Market Value Per Month

        The Company used both company specific and macroeconomic factors to estimate ramp up of the fair market value of the common units in fiscal 2004 for purposes of determining the market price for valuation of option grants.

Fair market value at December 31, 2003	$0.420
Company specific factors	0.865
Macroeconomic and financial factors	0.815
Fair market value at December 31, 2004	$2.100

  Company specific factors

        Using the preliminary indicative offering ranges provided to the Company, the Company derived a multiple of 3.4 times the Company's 2005 revenue. The Company has used this multiple to measure the impact of Company-specific factors on unit price. The impact of every $1 million in revenue is approximately $0.015 per unit. During 2004, there were several Company-specific events that increased the value of the common units during the course of the year. These events were as follows:

Date	Event	Amount	Cum Amount
1/04	MTI received CE Mark approval for the commercialization in Europe of the Sapphire NXT line of detachable embolic coils for use in the interventional treatment of brain aneurysms. This is expected to increase 2005 revenues by $2 million, or $0.03 per unit.	$0.030	$0.030
1/04	MTI issued approximately 6.3 million shares of its common stock in exchange for promissory notes sold by MTI in a December 2003 private placement that raised $17 million. This reduced interest expense by $1.4 million and reduced the risk to common unit holders. The impact was $0.02 per unit.	0.020	0.050
5/04	ev3 received CE Mark approval for the Protégé stent. This is expected to add approximately $1 million to 2005 revenues. While an important approval, the significant increase in revenue will come from the rapid exchange version of this product. The impact is $.015 per unit.	0.015	0.065
6/04	ev3 executed a distribution agreement whereby ev3 will distribute Invatec's endovascular products in the United States. This is expected to increase 2005 revenues by approximately $20 million. The impact is $0.30 per unit.	0.300	0.365
7/04	ev3 received CE Mark approval for the SpideRx. This is expected to increase 2005 revenues by approximately $2.5 million, or $.035 per unit.	0.035	0.400
8/04	ev3 received CE Mark approval for tapered stents for carotid stenting procedures. This is expected to add approximately $1 million to 2005 revenues, or $.015 per unit. While an important approval, the significant increase in revenue is expected to come from the rapid exchange version of this product.	0.015	0.415
9/04	ev3 received 510(k) marketing clearance from the Food and Drug Administration (FDA) for the use of the company's X-Sizer Thrombectomy Catheter System to mechanically remove thrombus, or blood clots, in saphenous vein grafts in hemodialysis patients. This is expected to increase 2005 revenues by approximately $16 million, or $0.24 per unit.	0.240	0.655
10/04	ev3 received FDA approval for the Protégé Long stent. This is expected to increase 2005 revenues by approximately $5 million, or $0.075 per unit.	0.075	0.730
11/04	ev3 received FDA approval for the Primus stent. This is expected to add approximately $9 million to 2005 revenues, or $0.135 per unit.	0.135	0.865
12/04	MTI announced that it closed a plant and is consolidating its manufacturing facilities. This is not expected to have a significant impact on 2005 results.	0.0	0.865

  Macroeconomic Influences and Financial Factors

        The Company believes that during the period between December 31, 2003 and December 31, 2004, there are four key macroeconomic and financial factors that impacted the fair market value of its underlying common units by $0.815:

  •
  The announcement in December 2004 that Johnson & Johnson intended to acquire Guidant confirmed in the market that there is significant value in the endovascular market. The market price of Guidant shares rose roughly 10% as a result of the anticipated announcement and have held steady since the announcement.

  •
  The initial public offering market strengthened significantly at the end of 2004, with an increase in the number of medical technology initial public offerings in the fourth quarter of 2004 compared to the previous three quarters. The Company believes there was and is particular interest in the medical device market.

  •
  Overall increase in the stock market in the latter half of 2004, specifically the mid/small cap med tech (13%), large cap med tech (10%) and NASDAQ (10%).

  •
  The decision made by management and the Company's investors (Warburg Pincus and The Vertical Group) to pursue an initial public offering early in 2005 creates some improved financial circumstances for the Company. These financial factors include the new capital structure of the Company, which results in replacing demand note debt financing with equity financing. This will result in less interest expense and additional cash available for operations. In addition, this creates additional value for the common unit holders based on the elimination of the preferred units that have preference over the common unit holders.

        The factors above, while heavily dominant in the latter part of the year, influenced the fair market value of the Company and the units. It is difficult to specifically allocate these events to specific increases in the fair market value in the Company. Therefore, the Company believes it is reasonable to allocate these general factors ratably over the year.

        The following table summarizes the factors that impact the ramp up of the fair market value of the common units during fiscal 2004.

Month	Macroeconomic and Financial Factors (ratable allocation)	Company Specific Factors (discussed above)	Total Cumulative YTD	End of Month Unit Value
December 2003				$0.420
January	$0.070	$0.050	$0.120	0.540
February	0.070	0.000	0.190	0.610
March	0.060	0.000	0.250	0.670
April	0.070	0.000	0.320	0.740
May	0.070	0.015	0.405	0.825
June	0.060	0.300	0.765	1.185
July	0.070	0.035	0.870	1.290
August	0.070	0.015	0.955	1.375
September	0.065	0.000	1.020	1.440
October	0.070	0.240	1.330	1.750
November	0.070	0.075	1.475	1.895
December	0.070	0.135	1.680	2.100
Total	0.815	0.865

C—
In estimating the fair market value of the common units from December 31, 2004 through May 1, 2005, the Company reviewed a number of factors that would impact the fair market value of the Company's common units. These factors include the following:

•
Macroeconomic influences have remained consistent or experienced a slight decline since December 31, 2004;

•
The initial public offering market has remained consistent or experienced a slight decline since December 31, 2004;

•
Company-specific factors—there has not been any significant unforeseen Company-specific events that would change the value of the Company from December 31, 2004; and

•
Proposed deal structure—the deal structure being proposed for the initial public offering has not changed from December 31, 2004.

        Based on the above factors and the analysis performed, the Company believes that an estimate of fair market value of $2.10 from January 1, 2005 through the date of this letter is reasonable. Until such time as the initial public offering is consummated, this price is subject to fluctuations in the equity markets and the impact of market conditions, availability of capital and other external factors that could influence the ultimate initial public offering price of the Company's common stock.

Note 18. Commitments and Contingencies—Page F-40

55.    Revise to disclose the monetary damages of €3.6 million in U.S. dollars as well.

        Response:    The disclosure on pages 111 and F-45 of Amendment No. 1 has been revised to present an estimate of the monetary damages in U.S. dollars based on currency exchange rates as of April 3, 2005.

56.    Supplementally describe, in greater detail, the significant contractual provisions of the supply agreement with Invatec (page 13). How are prices established? Describe any predetermined pricing formula, if applicable. We note that Invatecs has the right to recover damages, please explain. Revise to disclose your obligations under this agreement in the notes and MD&A if material.

        Response:    Pursuant to the agreement with Invatec, the Company is the exclusive distributor of Invatec products under the Invatec brand in the United States. The Company is required to make specified minimum annual purchases of each product that it distributes and to use its best efforts to achieve specified annual purchase targets. For the first three years of the agreement, the Company purchases products from Invatec at fixed prices set forth in the agreement, which were established by negotiations between the parties. The parties have agreed to negotiate in good faith any price changes after the first three years of the agreement. If the parties fail to agree upon these prices, Invatec has the right to immediately terminate the agreement upon written notice to the Company. Otherwise, the prices are increased by 10 percent for the first renewal term. The agreement does not include any pricing formula. Payment terms are 30 days and delivery terms are "ex works". The agreement requires the Company to pursue, at its own expense, U.S. regulatory approval for the sale of the Invatec products in the United States and to employ specified minimums numbers of sales representatives.

        The term of the agreement extends until December 31, 2007 and is automatically renewed for one two-year increment and for further two-year increments if certain contractual conditions are achieved, including the Company meeting its minimum annual purchase targets. The agreement may be terminated early by the Company or Invatec upon the occurrence of certain events, including by Invatec upon a change of control of the Company involving a competitor of Invatec or if the Company fails to achieve its minimum annual purchase requirements. In the event Invatec terminates the agreement upon the occurrence of certain events, including a change of control of the Company involving a competitor of Invatec, the Company may be required to pay to Invatec liquidated damages of $5 million or $15 million, depending on the event causing the termination. In lieu of terminating the agreement for the Company's failure to meet the minimum annual purchase requirements, Invatec may require the Company to pay an indemnification amount to it equal to 80% of the difference between the aggregate minimum annual value of purchases required under the agreement and the total actual purchases of products by the Company during the same period.

        The material provisions of the Invatec agreement are described in "Business—Strategic Relationship with Invatec" on pages 90-91 of Amendment No. 1. The disclosure in the contractual cash obligations table on page 61 and in footnote 18 on page F-43 of Amendment No. 1 has been revised to disclose the Company's purchase obligations under the Invatec agreement.

57.    Even if there is no accrual for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, you should disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to SAB Topic 5:Y. Revise or advise.

        Response:    The disclosure on pages 111-112 and in footnote 18 on pages F-45 and F-46 of Amendment No. 1 has been revised as requested.

Note 19. Related Party Transactions—Page F-43

58.    Supplementally provide us with a schedule of activities with MTI. Confirm that your historical financial statements reflect all cost of doing business, including cost incurred on your behalf by your parent company, MTI and any other related companies. Refer to SAB Topic 1-B for guidance. We may have further comments after reviewing your response.

        Response:    An organizational chart depicting the current structure of the Company is presented on page 6 of Amendment No. 1. ev3 Inc. is currently a stand-alone corporation with no business activity. ev3 Inc. will become the successor organization to ev3 LLC after the consummation of the reorganization transactions as described in "Certain Relationships and Related Party Transactions—Corporate Reorganization" on pages 127-128 of Amendment No. 1. ev3 LLC is a holding company comprised solely of ownership interests in Micro Investment, LLC, ev3 Endovascular and ev3 Inc. No operations are conducted by either ev3 LLC or Micro Investment, LLC. The operations of the combined organization are conducted through MTI and ev3 Endovascular and their respective subsidiaries. All operating expenses of the combined entities are reflected within the combined consolidated financial statements of ev3 LLC as presented in Amendment No. 1. These financial statements will become the financial statements of ev3 Inc., the successor organization, after the consummation of the reorganization transactions.

        A schedule of activities between MTI and ev3 Endovascular and its subsidiaries, including the amounts paid under the specified agreement in the year ended December 31, 2004, is set forth below.

Nature of Agreement/Service	Amount
Lease and Support Service Agreement (April 2002) An agreement under which MTI provides ev3 International, Inc. ("ev3 International") with office space and certain facility-related and administrative services in exchange for a fee. MTI also charges ev3 International for the cost of one administrative employee.	$108,000
Master Service Agreement (October 2002) ev3 Endovascular installed MTI's primary information system and it renders information technology support services on an ongoing basis.	$397,000
Distribution Support Services Agreement (June 2003) An agreement under which ev3 Endovascular performs inventory management and administrative services with respect to certain inventory of MTI's products.	$402,000
Amended and Restated Sales Representative Agreement (August 2003, replaces November 2001 agreement) An agreement under which ev3 International promotes, markets and obtains orders for certain MTI products in certain locations and manages their distribution in others.	$6,200,000
Distribution Agreement (April 2003, replaces December 2002 agreement) An agreement under which ev3 Endovascular purchases products, including peripheral vascular devices and related radiological devices, from MTI at a fixed percentage of the actual sales prices, subject to a set minimum, realized by ev3 Endovascular from end-user physician customers. MTI's collection of payment from ev3 Endovascular for such purchases is fixed by the terms of the agreement, and is not contingent upon ev3 Endovascular's collection from its physician customers.	$1,100,000
Distribution Agreement—ev3 K.K. (June 2003) An agreement under which ev3 K.K. purchases peripheral vascular and neurovascular products from MTI at a fixed percentage of the actual sales prices, subject to a set minimum, realized by ev3 K.K. from end-user physicians.	$494,000
Distribution Agreement—ev3 Canada (June 2003) An agreement under which ev3 Canada, Inc. purchases peripheral vascular and neurovascular products from MTI at a fixed percentage of the actual sales prices, subject to a set minimum, realized by ev3 Canada, Inc. from end-user physicians.	$283,000

Note 20. Segment and Geographic Information—Page F-44

59.    Revise the filing to report revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

        Response:    The disclosure on page F-48 of Amendment No. 1 has been revised to disclose net sales for each group of similar products in accordance with paragraph 37 of SFAS 131.

60.    If revenues derived from any particular foreign country are material, revise to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

        Response:    The Company advises the Staff that revenues derived from any particular foreign country do not meet the disclosure requirements under paragraph 38(a) of SFAS 131. The Company notes that the foreign country from which it has historically derived the most revenues is Germany. Sales in Germany have ranged from approximately 8.0% to 8.5% of total net sales for the years ended December 31, 2003 and 2004 and the three months ended April 3, 2004.

61.    SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise as necessary.

        Response:    The disclosure in footnote 20 on page F-49 of Amendment No. 1 has been revised to comply with the guidance provided in the FASB Staff Implementation Guide to Statement 131, question 22.

Electronic Distribution

62.    Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

        Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

  •
  the communications used;

  •
  the availability of the preliminary prospectus;

  •
  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

  •
  the funding of an account and payment of the purchase price.

        Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        We may have further comment.

        Response:    Piper Jaffray, Banc of America Securities LLC, Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC (the "Underwriters") have each informed the Company that they may distribute preliminary prospectuses electronically to certain potential institutional investors that have received hard copies of the preliminary prospectus but will not accept indications of interest or offers to purchase or confirm sales electronically. The Underwriters have each informed the Company that they will not require any potential investor to fund an account as a condition to providing them with an indication of interest or as a condition to receiving an allocation. To the extent distributed electronically, the preliminary prospectus will be in PDF format. In addition, as indicated on page 151 of Amendment No. 1, one or more underwriters may make the prospectus in electronic format available on the web sites maintained by such underwriter(s). The preliminary prospectus may be also made available in connection with Internet roadshows as discussed below.

        Banc of America Securities LLC has advised the Company that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on the "i-Deal" website. Banc of America Securities LLC has advised the Company that no preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act. The electronic version of the preliminary prospectus will be identical to the copy filed with the Staff. Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers.

        Piper Jaffray and Banc of America Securities LLC have informed the Company that they expect to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The Internet address of NetRoadshow, Inc. is http://www.netroadshow.com. Each of Piper Jaffray and Banc of America Securities LLC have previously provided the Staff with a copy of their respective agreements with NetRoadshow, Inc. NetRoadshow, Inc. will make the road show available to only those investors who have been provided a password by the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. NetRoadshow, Inc. has informed Piper Jaffray and Banc of America Securities LLC that it will comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. Currently, no information regarding the Company or the offering appears on the NetRoadshow web site.

        If the Company learns that any members of the underwriting syndicate intend to engage in an electronic distribution, the Company will supplementally provide the Staff with their identity or identities and a description of their procedures.

Request for Confidential Treatment

63.    We note you expect to or have filed a request for confidential treatment of certain portions of exhibits to the registration statement. Comments, if any, will be furnished after we complete our review and will need to be resolved prior to effectiveness of the registration statement.

        Response:    A request of confidential treatment was filed with the Commission on April 22, 2005. We are available to discuss this request at the Staff's convenience.

* * * *

        We hope the foregoing information is helpful. If we can be of any assistance to the Staff in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ Tracy Kimmel Tracy Kimmel
cc:
Julie Sherman—Securities and Exchange Commission
Angela Crane—Securities and Exchange Commission
L. Cecily Hines—ev3 Inc.